[Letterhead of Carlton Fields, P.A.]
b

October 23, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0306
Attn:  Mr. Tom Jones

Re:	Imaging Diagnostic Systems, Inc. Preliminary Proxy Statement on Schedule 14A Filed September 29, 2008 File No.: 0-26028

Dear Mr. Jones:

In connection with the filing of the above-captioned Preliminary Proxy Statement on Schedule 14A on behalf of Imaging Diagnostic Systems, Inc. (the “Company”), we are responding to your comments set forth in your letter dated October 16, 2008, to Linda B. Grable, Chief Executive Officer of the Company.  This letter has also been filed with the Commission as correspondence via EDGAR earlier today.

Security Ownership of Certain Beneficial Owners and Management, page 7

1.	If the initial $400,000 debenture and warrants are currently convertible and exercisable, expand the table to include Whalehaven Capital Fund Limited as a beneficial owner.

The table has been expanded to include Whalehaven as a beneficial owner and the shares issuable to Whalehaven upon conversion of the debenture and exercise of the accompanying warrants, subject to the 4.99% aggregate beneficial ownership limitation included in the debenture and warrants.

Proposal 1 – Election of Directors, page 9

2.	Please explain why it was a condition to financing of outside funding sources that your three remaining independent directors resign from your board of directors.

The language regarding Proposal 1 has been expanded to include the requested explanation:

In the opinion of these funding sources, the benefit to the Company provided by the independent directors was exceeded by their cost and, due to the Company's serious cash shortage, it was in the Company's best interest to accept their resignations and not retain new independent directors until such time as the Company's cash resources improved sufficiently.

Proposal 2 – Increase in the Number of Authorized Shares of Common Stock, page 21

3.
Expand the first paragraph to disclose, as of the most recent date practicable, the number of authorized shares of common stock reserved for issuance pursuant to other contractual commitments or arrangements.  For example, we note that you registered 50 million shares for resale on behalf of Charlton related to your sixth private equity credit agreement, that you will issue warrants at the second closing that are exercisable into common stock, and that Whalehaven has an option to purchase an additional $1.2 million debenture on substantially the same terms.

Proposal 2 has been expanded to include the requested disclosure related to the historical number of shares issued to Charlton for all financing agreements since 1999.  We also updated the section to include the number of shares necessary to be issued for complete use under the Sixth Private Equity Credit Agreement.

You should note that there is no option for $1.2 million in debentures and the proposed second debenture sale has been cancelled by an amendment to the Securities Purchase Agreement with Whalehaven.  See the response to item 4 below.

4.	Tell us where you filed as an exhibit the agreement with Whalehaven of the option to purchase a $1.2 million debenture on substantially the same terms.

This was not filed as an exhibit.  Mention of the option was included in the narrative in the Company’s Form 8-K filed on August 5, 2008.  An option to purchase the additional $1.2 million in debentures was included on the debenture transaction term sheet presented by Whalehaven but was superseded by Section 5.3 of the Securities Purchase Agreement which provides as follows:  “Entire Agreement.  The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.”  Clarification that there is no such option has been included in our Form 8-K filing today disclosing an amendment of the agreement with Whalehaven, including limitation of the Whalehaven facility to the $400,000 already invested.

5.
Disclose in greater detail your prior relationship with Charlton, including the number of shares issued to Charlton over the years and the number that could be issued pursuant to the sixth private equity credit agreement with Charlton.

This disclosure is now included in connection with Proposal 2.

Should you have any further questions or comments in regard to this letter or require any further information, please feel free to call me at (305) 530-4026.

Sincerely,

/s/ Robert B. Macaulay

Robert B. Macaulay